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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

POGO PRODUCING COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	74-1659398 (I.R.S. Employer I.D. No.)
5 Greenway Plaza, Suite 2700 Houston, Texas (Address of principal executive offices)	77046-0504 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange Pacific Stock Exchange

        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

        This Amendment No. 1 hereby amends and restates the Registration Statement on Form 8-A filed by Pogo Producing Company on April 26, 1994 relating to the Rights to Purchase Series A Junior Participating Preferred Stock.

Item 1. Description of Registrant's Securities to be Registered.

        On April 26, 2004, Pogo Producing Company (the "Company") entered into an amendment to its Rights Agreement relating to the Company's existing shareholder rights plan to extend the expiration date of the plan, to reflect the succession of Computershare Investor Services, L.L.C. as rights agent in place of Harris Trust Company of New York, and to make other changes to the terms of the plan. The Plan was originally adopted on April 26, 1994, when the Board of Directors of the Company declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, par value $1.00 per share ("Common Stock"), to stockholders of record at the close of business on May 20, 1994. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $80 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of April 26, 1994, as amended by the Amendment to Rights Agreement dated as of April 26, 2004, and as it may from time to time be further amended or supplemented (the "Rights Agreement") between the Company and Computershare Investor Services, L.L.C., as Rights Agent.

        Currently, the Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") are being distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with in some cases a copy of a Summary of Rights) and will be transferred with and only with such Common Stock certificates, (b) Common Stock certificates issued after May 20, 1994 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 25, 2014, unless earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

        In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

        In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

        The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

        The form of Rights Agreement dated as of April 26, 1994 and the Amendment to Rights Agreement dated as of April 26, 2004 specifying the terms of the Rights are exhibits to this Registration Statement and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2. Exhibits.

  4.1
  Rights Agreement dated as of April 26, 1994 between Pogo Producing Company and Harris Trust Company of New York, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock. (Incorporated by Reference to Exhibit 4 to the Company's Current Report on Form 8-K filed April 26, 1994 (File No. 1-7792)).

  4.2
  Amendment to Rights Agreement dated as of April 26, 2004 between Pogo Producing Company and Computershare Investor Services, L.L.C., as successor Rights Agent.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

POGO PRODUCING COMPANY
Date: April 29, 2004	By:	/s/ GERALD A. MORTON Gerald A. Morton Senior Vice President and Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number		Description
4.1	†	Rights Agreement dated as of April 26, 1994 between Pogo Producing Company and Harris Trust Company of New York, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock.
4.2		Amendment to Rights Agreement dated as of April 26, 2004 between Pogo Producing Company and Computershare Investor Services, L.L.C., as successor Rights Agent.

†
Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed April 26, 1994 (File No. 1-7792).

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE
INDEX TO EXHIBITS